
March 28, 2025

James W. Barge
Chief Financial Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

      Re: Lionsgate Studios Holding Corp.
          Registration Statement on Form S-1
          Filed March 24, 2025
          File No. 333-286041

Dear James W. Barge:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at 202-551-7127 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Fabiola Urdaneta